Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Capt. John Hale Vice President – Flight

February 14, 2013

Dear Pilots,

The past year has brought many changes, and today begins the next chapter in our exciting history as the world’s premier airline. American will welcome our partners at US Airways to create the world’s largest airline, putting our pilots in the cockpits of one of the most modern, efficient fleets in the air.

I believe today’s announcement represents great opportunity for all of us. Upon completion of the merger, we’re going to have an even more vast global reach with increased service across the combined company’s larger worldwide network. We’ll have a stable financial foundation and the ability to invest in more products and technologies for our people and customers, which means we’ll be in the position we’ve long worked toward — to compete, and, more importantly, win, against Delta, United and other global carriers. And that should bring something that’s incredibly important to all of us — job stability and career growth.

We’ve realized a lot of improvements through our restructuring process — a stronger operation, fleet renewal efforts and steps toward modernizing our airline. We’re recalling pilots, are working to implement iPads in the cockpit to make your trips safer and more efficient, and are beginning to take delivery of our landmark aircraft order, including state-of-the-art 777-300s, which will lead to additional opportunities and career progression. Our goal has always been to create an airline that benefits our stakeholders, customers and people most, and this merger capitalizes on the progress we’ve made.

As we’ve learned first-hand through our restructuring process, change takes time, and this merger won’t be an exception. For the time being, things will remain largely the same: We’ll continue operating as separate carriers and pilot groups, and our Collective Bargaining Agreement will continue to apply.

The CBA will remain in place until we receive government and US Airways stockholder approval on our merger and Bankruptcy Court approval of our Plan of Reorganization, at which point, the Merger Transition Agreement (MTA) — our CBA with the adjustments agreed upon in the MOU — will go into effect, and remain in effect until a Joint Collective Bargaining Agreement is negotiated. We don’t expect to receive government, bankruptcy and US Airways stockholder approval until the third quarter of this year, so for now, it’s business as usual in the cockpit.

Until the merger closes, Tom will continue to serve as Chairman and CEO of American. Upon closing, Doug Parker, the current CEO of US Airways, will become the CEO of the combined company, and Tom will continue as Chairman of the Board through the first shareholders meeting of the new company.

As with any substantial change, I realize this news creates questions about the process ahead and how it will impact each of you, and I’m committed to providing you with as much information as possible. New Jetnet is also a great source for additional details and updates, including a video with Tom Horton, extensive Q&As and tools to help you understand the next steps in the process.

Becoming the world’s greatest airline wouldn’t be possible without the skill, commitment and professionalism that define you as aviators, and I’m grateful for your continued dedication to our passengers and operation as we continue on this journey together. Focusing on our customers and each other, and ensuring a smooth and efficient transition, is the only way this merger will be successful in propelling us to our rightful place at the top of the industry.

Thank you for all of your hard work every day, and particularly through this past year. I’m extremely proud to be navigating our airline’s next chapter with all of you.

Sincerely,

4601 Hwy 360, MD 847 Fort Worth, TX 76155 817-967-5050 Office john.hale@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

4601 Hwy 360, MD 847 Fort Worth, TX 76155 817-967-5050 Office john.hale@aa.com